UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

GATEWAY, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with copies to:
Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

October 15, 2007,
October 16, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 367626108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acer Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of China

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

517,502,611

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

517,502,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,502,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.00%[1]

14	TYPE OF REPORTING PERSON (see instructions)

CO

[1]	Based on 572,002,900 shares of Issuer common stock, par value $0.01 per share, outstanding as of October 16, 2007.

     CUSIP No. 367626108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boardwalk Capital Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

517,502,611

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

517,502,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,502,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.00%[2]

14	TYPE OF REPORTING PERSON (see instructions)

CO

[2]	See Footnote 1 to Acer Inc.

CUSIP No. 367626108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acer American Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

517,502,611

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

517,502,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,502,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.00%[3]

14	TYPE OF REPORTING PERSON (see instructions)

CO

[3]	See Footnote 1 to Acer Inc.

CUSIP No. 367626108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

517,502,611

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

517,502,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

517,502,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.00%[4]

14	TYPE OF REPORTING PERSON (see instructions)

CO

[4]	See Footnote 1 to Acer Inc.

     This Amendment No. 2 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on September 4, 2007, as previously amended (the “Original Schedule”), by Acer Inc., a corporation organized under the laws of the Republic of China (“Acer”), and Galaxy Acquisition Corp., a Delaware corporation (“Galaxy Acquisition”). Capitalized terms used in this Amendment No. 2 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the Original Schedule.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety to read as follows:
     This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Acer, Boardwalk Capital Holdings Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Acer (“Boardwalk”), Acer American Holdings Corp., a Delaware corporation and a direct wholly owned subsidiary of Boardwalk (“Acer American”) and Galaxy Acquisition, a direct wholly owned subsidiary of Acer American.
     The principal executive offices of Acer are located at 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih, Taipei, Hsien 221, Taiwan, R.O.C. The telephone number at that location is +886-2-2696-1234. Acer is a leading branded PC vendor. Since spinning-off its manufacturing operation, Acer has focused on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Acer’s unique Channel Business Model encourages partners and suppliers to collaborate in supply-chain management. Established in 1976, Acer employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion. Acer shares are traded on the Taiwan Stock Exchange under the symbol “2353” and in the form of Global Depository Receipts (“GDR”) listed in the London Stock Exchange under the symbol “AM50.” Each GDR represents five Acer shares. Acer’s market capitalization is over US$4.5 billion.
     The principal executive offices of Boardwalk are located at c/o Harney Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG1110, British Virgin Islands. The telephone number at that location is 284-494-2233. Boardwalk is a holding company for Acer American and certain other entities.
     The principal executive offices of Acer American are located at 333 W. San Carlos Street, Suite 1500, San Jose, CA, 95110. The telephone number at that location is 408-533-7700. Acer American was a holding company for Galaxy Acquisition.
     Galaxy Acquisition was incorporated for the purpose of acquiring all of the outstanding Shares of Issuer and consummating the transactions contemplated by the Merger Agreement (defined below in Item 3) and to engage in activities incidental to the Offer (defined below in Item 3) and the Merger Agreement. The principal executive offices of Galaxy Acquisition were located c/o Acer Inc. at 8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih, Taipei, Hsien 221, Taiwan, R.O.C. The telephone number at that location is +886-2-2696-1234. On October 16, 2007, Galaxy Acquisition merged with and into Issuer, as described in Item 4.
     The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of Acer, Boardwalk, Acer American and Galaxy Acquisition, and each executive officer and director of any corporation or other person ultimately in control of Acer, Boardwalk, Acer American or Galaxy Acquisition, at the time of the reported transactions are set forth on Schedule A attached hereto.

     During the last five years, none of Acer, Boardwalk, Acer American and Galaxy Acquisition, and, to the best knowledge of Acer, Boardwalk, Acer American and Galaxy Acquisition, none of the persons listed on Schedule A attached hereto (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented and amended to add the following information:
     On October 16, 2007, Galaxy Acquisition exercised the Top-Up Option, described in Item 4, to purchase an additional 201,632,361 Shares from Issuer. The total purchase price of such shares, at a price per Share equal to the Offer Price, was $383,101,485.90. Of such purchase price, Galaxy Acquisition paid $2,016,323.61 in cash obtained from Acer’s general corporate funds and $381,085,162.29 by delivery of a one-year promissory note bearing interest at the rate of 3% and prepayable anytime at Galaxy Acquisition’s option.
Item 4. Purpose of Transaction.
     Item 4 is hereby supplemented and amended to add the following information:
     In connection with the closing of the Offer that expired at 5:00 p.m., New York City time, on October 10, 2007, on October 15, 2007, Galaxy Acquisition acquired 315,870,250 Shares, which represented approximately 84.60% of the then outstanding Shares, at the Offer Price.
     On October 15, 2007, Acer transferred its 100% ownership of Galaxy Acquisition to Acer American. Shortly thereafter, also on October 15, 2007, Acer transferred its 100% ownership of Acer American to Boardwalk.
      On October 16, 2007, Galaxy Acquisition exercised the Top-Up Option and acquired an additional 201,632,361 Shares; such acquisition increased the number of Shares held by Galaxy Acquisition to 517,502,611, which represented one share more than 90.00% of the then outstanding Shares. Shortly thereafter, also on October 16, 2007, Galaxy Acquisition effected the Merger, whereby it merged with and into Issuer in a “short form” merger under Section 253 of the Delaware General Corporation Law.

Item 5. Interest in Securities of the Issuer.
          Item 5 is hereby amended and restated in its entirety to read as follows:
Acer Inc.
(a)	517,502,611 (90.00% of class)

(b)	Sole Power to Vote: 0

Shared Power to Vote: 517,502,611

Sole Power to Dispose: 0

Shared Power to Dispose: 517,502,611
     (c)      Except for the Tender and Support Agreements, the purchase of Shares pursuant to the Offer and the Top-Up Option, and the Merger, described above, none of Acer, Boardwalk, Acer American and Galaxy Acquisition, and to the best knowledge of Acer, Boardwalk, Acer American and Galaxy Acquisition, none of the persons named in Schedule A, has effected any transaction in the Shares during the past 60 days.
(d)	Not applicable.

(e)	Not applicable.
Boardwalk Capital Holdings Limited
(a)	517,502,611 (90.00% of class)

(b)	Sole Power to Vote: 0

Shared Power to Vote: 517,502,611

Sole Power to Dispose: 0

Shared Power to Dispose: 517,502,611
     (c)      Except for the Tender and Support Agreements, the purchase of Shares pursuant to the Offer and the Top-Up Option, and the Merger, described above, none of Acer, Boardwalk, Acer American and Galaxy Acquisition, and to the best knowledge of Acer, Boardwalk, Acer American and Galaxy Acquisition, none of the persons named in Schedule A, has effected any transaction in the Shares during the past 60 days.
(d)	Not applicable.

(e)	Not applicable.

Acer American Holdings Corp.
(a)	517,502,611 (90.00% of class)

(b)	Sole Power to Vote: 0

Shared Power to Vote: 517,502,611

Sole Power to Dispose: 0

Shared Power to Dispose: 517,502,611
     (c)      Except for the Tender and Support Agreements, the purchase of Shares pursuant to the Offer and the Top-Up Option, and the Merger, described above, none of Acer, Boardwalk, Acer American and Galaxy Acquisition, and to the best knowledge of Acer, Boardwalk, Acer American and Galaxy Acquisition, none of the persons named in Schedule A, has effected any transaction in the Shares during the past 60 days.
(d)	Not applicable.

(e)	Not applicable.
Galaxy Acquisition Corp.
(a)	517,502,611 (90.00% of class)

(b)	Sole Power to Vote: 0

Shared Power to Vote: 517,502,611

Sole Power to Dispose: 0

Shared Power to Dispose: 517,502,611
     (c)      Except for the Tender and Support Agreements, the purchase of Shares pursuant to the Offer and the Top-Up Option, and the Merger, described above, none of Acer, Boardwalk, Acer American and Galaxy Acquisition, and to the best knowledge of Acer, Boardwalk, Acer American and Galaxy Acquisition, none of the persons named in Schedule A, has effected any transaction in the Shares during the past 60 days.
(d)	Not applicable.

(e)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ACER INC.
Dated: October 18, 2007	By:	/s/ Howard Chan
		Name:	Howard Chan
		Title:	Chief Financial Officer

BOARDWALK CAPITAL HOLDINGS LIMITED
Dated: October 18, 2007	By:	/s/ Lilia Wang
		Name:	Lilia Wang
		Title:	Director

ACER AMERICAN HOLDINGS CORP.
Dated: October 18, 2007	By:	/s/ Rudolph Schmidleithner
		Name:	Rudolph Schmidleithner
		Title:	Secretary

GALAXY ACQUISITION CORP.
Dated: October 18, 2007	By:	/s/ Howard Chan
		Name:	Howard Chan
		Title:	Chief Financial Officer

SCHEDULE A
Directors and Executive Officers of Acer and the Purchaser
The title of Schedule A is hereby changed to “Directors and Executive Officers of Acer, Boardwalk, Acer American and Galaxy Acquisition.” Schedule A is hereby supplemented and amended to add the following information:
     The names of the directors and executive officers of Acer, Boardwalk, Acer American and Galaxy Acquisition and their present principal occupations or employment are set forth below. Unless otherwise indicated, each director and executive officer is a citizen of the Republic of China and his or her principal business address is 8F, 88, Sec. 1, Hsin Tai Wu Rd., Hsichih, Taipei, Hsien 221, Taiwan, R.O.C.
Boardwalk
     Directors
J.T. Wang
Director
Lilia Wang
Director
Ms. Wang is Director of Acer’s Operations Finance Division. Her business address is 10F, 88, Sec. 1, Hsin Tai Wu Rd., Hsichih, Taipei, Hsien 221, Taiwan, R.O.C.
     Executive Officers
Boardwalk has no officers.
Acer American
     Sole Director
J.T. Wang
Director
     Executive Officers
Gianfranco Lanci
President
See above, under “Acer.”
Rudolf Schmidleithner
Chief Financial Officer and Secretary
Mr. Schmidleithner, a citizen of Austria, is President of Acer America Corporation. His business address is 333 W. San Carlos Street, Suite 1500, San Jose, CA, 95110.

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

2	Form of Tender and Support Agreement (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

3	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

4	Commitment Letter for up to NTD 19.8 billion loan facility, dated September 20, 2007, between Acer and Citibank, N.A., Taipei Branch (incorporated by reference to Exhibit (b)(1) to the Schedule TO (Amendment No. 6) filed by Acer Inc. and Galaxy Acquisition Corp. on September 24, 2007).